Contact

www.linkedin.com/in/mike-gervais-
a4a46833 (LinkedIn)

Top Skills

First Time Home Buyers
Real Estate
Investment Properties

Certifications

Series 6
MI life , varaible life & Annutities
Producer
Securities Industry Essentials (SIE)
Series 63

Mike Gervais

Realtor at eXp Realty, LLC
Detroit Metropolitan Area

Summary

Real Estate Professional with experience in Residential Mortgage
Lending. Excellent at customer service , team building, time
management and over 10 years of proven Team Leading
experience.

My passion is helping people accomplish their dreams.   I look
forward to becoming part of your story!

―――――

Experience

eXp Realty, LLC
Realtor
October 2020 - Present (4 years 1 month)
Troy, Michigan, United States

Professional Real Estate Agent helping great people accomplish their goals!

3DX Real Estate
Real Estate Agent
January 2019 - October 2020 (1 year 10 months)
Greater Detroit Area

Professional Real Estate Agent helping great people accomplish their goals!

Quicken Loans
9 years 2 months

Team Leader Operations
April 2017 - November 2018 (1 year 8 months)
Detroit, Mi

Unleashing potential.

Sr. Final Signoff Underwriter
October 2016 - April 2017 (7 months)
Greater Detroit Area

Underwriter
September 2011 - April 2017 (5 years 8 months)

Detroit

Team Leader, Underwriting Dev
January 2015 - October 2016 (1 year 10 months)

Team Captain Underwriting Dev.
January 2013 - January 2015 (2 years 1 month)
Detroit

Senior Mortgage Banker
October 2009 - September 2011 (2 years)

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Education

Lee. M. Thurston
· (2001 - 2005)